Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128

On January 7, 2016 Meredith emailed the following memo to all employees.
TO:                 All Meredith Employees
FROM:          Steve Lacy, Chairman & CEO
DATE:           January 7, 2016
Earlier today, we issued a press release proposing a “Merger of Equals” structure with Media General.  Let me provide a little background, as well as a merger update.
First, let me reiterate that both the Meredith Board of Directors and our senior leadership team believe that a merger with Media General continues to be in the best interests of both companies’ shareholders.  I’ve articulated the rationale for this before, and it is summarized again in today’s press release.
In order for the merger to proceed, it is necessary to achieve approval from Media General shareholders, as well as Meredith shareholders. Since we first announced our agreement on September 8, 2015, there has been a segment of the Media General shareholder base opposed to our combination.  I won’t speculate on their reasons, but we believe this group is more interested in short-term gains than longer-term success.
Given this opposition, we have been working to craft a revised merger agreement that might be more likely to receive approval from its shareholders.  We announced that proposal today, outlining the enhanced benefits a Merger of Equals would provide shareholders of both companies.
On September 28, Nexstar Broadcasting Group announced an unsolicited bid to acquire Media General.  Since then, Media General has been in further discussions with Nexstar, and today Media General issued a press release announcing it has completed the negotiation of terms for a transaction under which Nexstar would acquire Media General.
It is important to remember that Media General cannot enter into a merger agreement with Nexstar unless one of these two conditions is met:

•	Meredith agrees to terminate its binding agreement with Media General, and is compensated for doing so

•	Media General shareholders vote to reject a merger with Meredith
In our press release, we detailed the significant timing and regulatory hurdles a Media General-Nexstar combination would face.  We also reiterate our rights under our current merger agreement, including the provision to mandate a shareholder vote - potentially a lengthy process.
Let me assure everyone that enhancing the long-term success of Meredith Corporation and creating value for our shareholders remain our top priorities.

In the interim, I want to thank everyone for their continued hard work. We have aggressive goals to achieve, and we need to maintain our laser focus on these objectives. Your efforts and commitment are truly appreciated.
We will keep you updated as events progress. Please forward any media inquiries you receive to Art.Slusark@meredith.com.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission (“SEC”).   In connection with the proposed transaction, Meredith Media General filed a Registration Statement on Form S-4 with the SEC that contains a preliminary joint proxy statement/ prospectus.  These materials are not yet final and will be amended. The Registration Statement on Form S-4 has not yet become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http:// www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.
PARTICIPANTS IN THE SOLICITATION
Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.
Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.
For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Meredith’s and Media General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.